AEM SPA

SUPPL

FILE NO. 82-4911

N. [redacted]

(da citare nella risp

AFG/SL

07024288

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

SEC MAIL PROCESSING
RECEIVED
JUN 07 2007
WASH. D.C. 186 SECTION

BY COURIER

June 4, 2007

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
JUN 12 2007
THOMSON
FINANCIAL

Very truly yours,

Maria Angela Nardone
Company Secretary

Encl.

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale Sociale € 936.024.648 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

Cod. 5968117 - 6/2003

STRUCTURE AND MAIN TERMS OF AEM/ASM MERGER APPROVED

- Merger creates Italy's third-largest energy company and biggest local utility, and opens the way to possible mergers with other sector operators.
- Operation is part of a wider industrial programme that will involve the merger of AMSA into AEM.
  - 2006 pro forma revenues at around EUR 9.4 billion
  - 2006 pro forma EBITDA at approx. EUR 1.8 billion
  - Pro forma market capitalisation of some EUR 9 billion at 1 June 2007
  - Major synergies expected in the long term
- Municipalities of Brescia and Milan will hold equal shares of 27.5% each (55% jointly), and will stipulate a three-year shareholders' agreement
- Terms of the AEM/ASM merger:
  - ASM will be merged into AEM with a share swap ratio of 1.6x (every ASM shareholder will receive 8 AEM shares in return for 5 ASM shares)
  - An extraordinary dividend of EUR 0.11 per share (around EUR 85 million in total) will be paid to ASM shareholders before the date on which the merger becomes effective
  - Relative value of the share capital of the two companies is therefore 1.63934x after the payment of the ordinary dividends already approved
- Other terms
  - Registered office to be in Brescia
  - The municipalities of Brescia and Milan will purchase around 2.4 million and 2.9 million AEM shares respectively, in order to ensure that the two municipalities retain joint control of the company even in the event that the municipality of Milan's convertible bond loan is fully converted into AEM shares
- The merger is expected to be completed by the end of 2007
- The operation depends on confirmation from Consob that a public purchase offer will not be required
- A dualistic corporate governance system will be adopted

4 June 2007 - Today, the Boards of Directors of AEM SpA ("AEM") and ASM SpA ("ASM") approved the structure and main terms and conditions of a merger between the two companies. The main terms are as follows:

- ASM to be incorporated into AEM
- Registered office to be in Brescia
- Share swap ratio set at 1.6 (every ASM shareholder will receive 8 AEM shares in return for 5 ASM shares)
- An extraordinary dividend of EUR 0.11 per share (around EUR 85 million in total) will be paid to ASM shareholders before the date on which the merger becomes effective
- Relative value of the share capital of the two companies is therefore 1.63934x after the payment of the ordinary dividends already approved

Both AEM and ASM consider the merger to be a positive move industrially, and agree that there are many growth opportunities in the national and local energy markets. AEM and ASM have together set out the guidelines and objectives of a business plan that will be developed and presented to the public when the merger is concluded.

The merger between AEM and ASM will create a leading player in the multiutility sector, with a strong presence in the energy market and significant potential for vertical integration along the gas and electricity value chains.

The new company will also be a national and European leader in environmental services, treating and disposing of 2.3 million tonnes of waste per year. In addition, it will benefit from assets and know-how in fast-growing sectors such as local energy services (e.g. district heating).

The merger is expected to bring about significant synergies from industrial optimisation measures and new projects that the new company will be able to implement once the merger with AMSA has been completed. Please see today's press release on the AMSA merger for further information.

The post-merger company will adopt a dualistic governance model, with a supervisory board and a management board, both of which will be appointed for three years. The supervisory board will comprise 15 members, of which six will be appointed directly by the Brescia municipality, and another six by the Milan municipality, pursuant to article 2449 of the civil code, while the remaining three will be elected by minority shareholders through the voting list system. The management board will comprise eight members appointed by the supervisory board, based on lists submitted by members of the supervisory board.

Following the input of the supervisory board, the management board will appoint two chief operating officers, who may be chosen from among the members of the management board, with complementary competencies and responsibilities. Specifically, one of these chief operating officers will be responsible for the market area and the departments providing corporate services and performing centralised activities for the departments of the post-

merger company and group companies; the other chief operating officer will be responsible for technical and operational areas within the post-merger company and group companies, such as those relating to production, engineering, development and innovation, the distribution of electricity, gas and heat, integrated water services and environmental services.

For the mandates of the supervisory board and the management board, governance of the post-merger company will be based on the principle of alternating the senior positions when these mandates are renewed.

Within the post-merger company, a strategic committee, which will also have responsibility for special projects, will be set up. It will comprise the chairmen and vice-chairmen of the supervisory and management boards, and be headed by the chairman of the supervisory board.

To ensure unity and consistency in the management of the post-merger company, the Brescia and Milan municipalities, together holding 55% of the voting capital, will stipulate a shareholders' agreement governing, amongst other things, the criteria and procedures for nominating and appointing positions of office, and exercising voting rights at the shareholders' meeting. It will also ensure the two municipalities retain joint and equal control.

Furthermore, the articles of association of the post-merger company will keep the maximum limit of voting rights for shareholders other than the Brescia and Milan municipalities at 5% of the share capital, and these municipalities' right to veto the adoption of resolutions relating to dissolution, sale of the company, merger, spin-off, transfer of headquarters abroad, change in the corporate purpose and approval of changes to the articles of association that abolish or change this right to veto.

The merger is subject, among other things, to the approval by the relevant authorities and the resolutions of the appropriate management bodies relating to the merger and changes to the articles of association of the incorporated company. The shareholders' meetings of the two companies will be convened following approval of the operation by the councils of Milan and Brescia.

The meetings of the boards of directors to decide on the merger are scheduled to take place by 30 June 2007. The merger is expected to be completed by the end of 2007.

Citi, JP Morgan and Mediobanca are acting as financial advisors to AEM. Intesa SanPaolo and Merrill Lynch have been appointed as financial advisors for ASM. The legal advisors for the operation are Cleary Gottlieb and Chiomenti for AEM, and Pavesi Gitti Verzoni for AEM.

END